

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Via U.S. Mail and Facsimile (908-730-5300)

Raymond J. Milchovich
Chairman and Chief Executive Officer
Foster Wheeler AG
80 Rue de Lausanne
CH 1202 Geneva, Switzerland

Re: Foster Wheeler AG
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-31305

Dear Mr. Milchovich:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from an October 2007 Congressional Research Service Report that one of your subsidiaries was said to be providing Iran energy related technology. We also note from a November 2008 article you were awarded a contract to carry out design, engineering and construction management services on a refinery in Melaka, Malaysia being revamped by Petronas and that the refinery was originally built to refine Mideast crudes such as “Iranian Heavy” and Petronas’ equity crude from Sudan. We note from Petronas’ website and from 2008 news articles that Petronas has offices in Iran and Sudan, is involved in oil production at the Sirri and South Pars oil fields in Iran and maintains oil projects at several

blocks in Sudan. We also note representations in a June 2010 article that one of your subsidiaries was awarded a contract for a refinery to be built within the Petkim Petrokimya facilities at Aliaga, Turkey, and that the new refinery will have the capacity to process all of the crude oil transferred from countries including Iran. It appears from a January 2010 article that Petkim Petrokimya has large scale investment plans, in Iran and that in 2009 it signed a Memorandum of Understanding with Iran's National Petrochemical Co. for a suspension polyvinyl plant in Iran.

Iran and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about contacts with Iran or Sudan. Please provide an update on the status of any direct or indirect contacts with Iran since your letter to us dated June 27, 2006. In addition, please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran and Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Sudan or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Iran and Sudan described in response to our prior comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan. In this regard, it should discuss the potential for reputational harm resulting from your participation in the Melaka and Aliaga refineries and from the substantial operations in Iran and Sudan carried out by Petronas and the activities in Iran carried out by Petkim Petrokimya.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pam Long
       Assistant Director
       Division of Corporation Finance

       Lisa Wood, Vice President and Controller (via facsimile)